EXHIBIT 99

FINANCIAL REVIEW

The Financial Review discusses the Company's performance for 2000 and compares it to previous years. This Review is an integral part of the Annual Report and should be read in conjunction with all other sections.


2000 COMPARED TO 1999

Net Sales
---------
Net sales increased by $55.5 million or 7.5% to $795.7 million, compared to $740.2 million in the previous year. The majority of this increase was due to growth in the Consumer Products business.

These net sales have been impacted by the Company adopting EITF 00-10, "Accounting for Shipping and Handling Fees and Costs" which resulted in an increase in net sales and cost of sales for the full year 2000 and 1999 of $9.9 million and $10.1 million, respectively. The EITF, however, did not affect net income for either period.

Consumer Products were up 8.0% led by the addition of the CLEAN SHOWER and SCRUB FREE brands acquired in late 1999, and strong growth in cat litters and liquid laundry detergent. These sales gains were partially offset by lower deodorant and gum sales. The prior year's results reflected a 4.8% increase from strong growth in ARM & HAMMER SUPER SCOOP Cat litter, increased sales for the first full year of ARM & HAMMER ADVANCE WHITE toothpaste, partially offset by lower sales of ARM & HAMMER DENTAL CARE Gum.

Specialty Products were up 5.5% due largely to the first full year consolidation of QGN, the Company's 75% owned Brazilian subsidiary. Last year's sales increased 15.7% due to the partial year consolidation of QGN and strong sales of animal nutrition products that were partially offset by the de-consolidation of the Specialty Cleaners business, which is accounted for on the equity method in 1999 following the formation of the ArmaKleen Company as a 50% owned affiliate.

Operating Costs
---------------
The Company's gross margin decreased to 43.4% from 44.0% in the prior year. Major favorable factors included cost efficiencies obtained through the consolidation of personal care product manufacturing following the Greenville plant shutdown in 1999; the elimination of co-packers to meet higher than expected order requirements in 1999; and more direct plant shipments which reduced overall distribution costs. This favorable margin improvement, however, was more than offset by approximately $ 2 million of additional depreciation and inventory and equipment relocation costs associated with the Syracuse plant shutdown following the announcement of the formation of the ARMUS joint venture with USA Detergents; higher raw and packaging materials for consumer products; and, a less favorable product mix.

Advertising, consumer and trade promotion expenses increased $2.5 million to $178.6 million. Higher advertising of deodorizing products, particularly for cat litter, together with higher trade promotion expenses associated with the bathroom cleaners acquired late in 1999, were partially offset by lower consumer promotion expenses.

Selling, general and administrative expenses increased $5.7 million. Major factors contributing to this increase included higher personnel and outside service costs in support of new business initiatives, the latter of which primarily involved higher information systems work in preparation for electronic commerce capabilities; the full year amortization of intangibles relating to the bathroom cleaners acquisitions, and the full year inclusion of the Brazilian subsidiary. These increases were partially offset by lower selling expenses as the Company combined its sales force with USA Detergents as a first step in making ARMUS operational, supported by a single national broker organization, and a lower deferred compensation liability.

During the third quarter of 2000, as a step in implementing the ARMUS joint venture, the Company announced that it will close its Syracuse plant in early 2001, and recorded a pre-tax charge of $21.9 million.

In early 1999, the Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million, resulting in a one-time gain of approximately $11.8 million.

The Company recorded a pre-tax charge of $6.6 million for impairment and certain other items related to a planned plant shutdown late in 1999, which included the rationalization of both toothpaste and powder laundry detergent production.

Other Income and Expenses
-------------------------
The decrease in equity in earnings of affiliates is due to lower competitive pricing on higher unit volume of Armand Products which combined with higher costs, resulted in a $2 million reduction in our profitability. The remaining decrease is mostly attributable to the ArmaKleen Company, a joint venture with the Safety-Kleen Company, the latter of which filed for chapter 11 during the second quarter of 2000. This caused the ArmaKleen Company to record a $1.4 million charge, half of which resulted in a reduction in our profitability. Should the Safety-Kleen Company be unable to emerge from Chapter 11, the results of operations and financial position of the Armakleen Company would be adversely affected.

Investment income increased mostly due to the receipt of interest on an outstanding note receivable, which was finally collected mid-year. Although the Company substantially reduced its outstanding debt position from the beginning of the year following the bathroom cleaners acquisition in late 1999, higher average outstanding debt coupled with higher interest rates in 2000 resulted in an increase in interest expense.

Taxation
--------
The effective tax rate for 2000 was 35.1%, compared to 36.9% in the previous year. The lower effective rate in 2000 is primarily due to a lower effective state rate and lower taxes related to foreign activity.

Net Income and Earnings Per Share
---------------------------------
The Company's net income for 2000 was $33.6 million, equivalent to diluted earnings of $.84 per share, compared to $45.4 million or $1.11 per share in 1999.


1999 COMPARED TO 1998

Net Sales
---------
Net sales increased by $47.5 million or 6.9% to $740.2 million, compared to $692.7 million in the previous year. The majority of this increase was due to growth in the Consumer Products business.

The impact of the previously mentioned EITF was an increase in sales and cost of sales for 1999 and 1998 of $10.2 million and $8.3 million, respectively. The EITF, however, did not affect net income for either period.

Consumer Products were up 4.8% led by strong growth in deodorizing products, particularly ARM & HAMMER SUPER SCOOP Cat Litter, and increased toothpaste sales resulting from the introduction of the ARM & HAMMER ADVANCE WHITE product line in late 1998, partially offset by lower sales of ARM & HAMMER DENTAL CARE Gum. Last year's results reflected a 22.0% increase in consumer product sales relating to the introduction of two major new products introduced in late 1997 and early 1998, ARM & HAMMER SUPER SCOOP Cat Litter and ARM & HAMMER DENTAL CARE Gum.

Specialty Products were up 15.7% due largely to the inclusion of QGN, the Company's 75% owned Brazilian subsidiary, whose results are now consolidated, and strong sales of animal nutrition products, particularly MEGALAC Rumen Bypass Fat. These increases were partially offset by the de-consolidation of the Specialty Cleaners business which is accounted for on the equity method in 1999 following the formation of the ArmaKleen Company as a 50% owned affiliate.

Operating Costs
---------------
The Company's gross margin decreased slightly to 44.0% from 44.1% in the prior year. Major favorable factors included lower direct manufacturing costs, particularly in the form of lower material costs, and improved distribution efficiencies. This margin improvement, however, was more than offset by the inclusion of the Brazilian subsidiary, the shift in the high margin specialty cleaning business from having its results fully consolidated in 1998 to being accounted for as an equity investment in 1999, and the use of co-packers to meet higher than expected order requirements. The one-time acquisition related inventory costs of the CLEAN SHOWER and SCRUB FREE brands also contributed to gross margin decline in 1999.

Advertising, consumer and trade promotion expenses decreased $6.1 million to $176.1 million. The most significant factor behind this decrease is lower expenses in support of the oral and personal care product line, compared to the previous year which included introductory costs of ARM & HAMMER DENTAL CARE Gum. This reduction in expenses was partially offset by higher promotional support behind the deodorizing product line and the introduction of ARM & HAMMER SUPER STOP, the Company's first entry into the traditional clay cat litter market.

Selling, general and administrative expenses increased $5.2 million. Major factors contributing to this increase included higher brokerage expenses related to higher sales, higher personnel and outside service costs in support of new business initiatives, the inclusion of the Brazilian subsidiary, and higher net costs of information systems, as less of these expenditures qualified for capitalization in 1999. These increases were partially offset by the reorganization of the Specialty Cleaners business in 1999.

In early 1999, the Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million, resulting in a one-time gain of approximately $11.8 million.

The Company recorded a pre-tax charge of $6.6 million for impairment and certain other items related to a planned plant shutdown late in 1999, which included the rationalization of both toothpaste and powder laundry detergent production.

Other Income and Expenses
-------------------------
The increase in equity in earnings of affiliates is due to the formation of the ArmaKleen Company as a 50% affiliate, which product lines prior to this year were fully consolidated in the Specialty Cleaners business. The Company also benefited from a $.4 million additional contribution from our Brazilian subsidiary during the period of 1999 that the Company owned only 40%, and did not consolidate this subsidiary.

The Armand Products Company saw a 7.5% sales decline driven by an increase of imports and domestic production of video glass. Although manufacturing cost reductions were obtained, our profitability in this business declined by approximately $.6 million.

Investment income was lower than a year ago as a result of a lower amount of average cash available for investment. Other expenses in 1998 were largely the result of foreign exchange losses, which included translation losses incurred by our Venezuelan subsidiary due to the devaluation of the local currency.

Although average domestic debt outstanding during 1999 was lower than the prior year, interest expense was up slightly because of the debt service costs of the Brazilian subsidiary.

Taxation
--------
The effective tax rate for 1999 was 36.9%, compared to 34.4% in the previous year. The lower effective rate in 1998 is primarily due to the utilization of tax losses of our Venezuelan subsidiary that could not be utilized in prior years.

Net Income and Earnings Per Share
---------------------------------
The Company's net income for 1999 was $45.4 million, equivalent to diluted earnings of $1.11 per share, compared to $30.3 million or $.76 per share in 1998.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's balance sheet was strong at both the 2000 and 1999 year-end. The net debt position, after deducting cash and short-term investments, decreased to $9.4 million at December 31, 2000 from $60.6 million at December 31, 1999.

In 2000, operating cash flow was an exceptionally strong $102.8 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, and the non-cash write-off costs associated with the Syracuse plant shutdown. Operating cash flow was further enhanced by effective use of working capital as inventories decreased by $17.1 million, accounts payable increased by $20.3 million, and accounts receivable increased by less than $1 million in a year where sales increased by 7.5%. Operating cash flow was used for financing activities to reduce outstanding debt by $50.0 million, purchase $20.5 million of treasury stock, and pay cash dividends of $10.7 million. Operating cash flow was also used to invest in USA Detergents common stock of $10.4 million, and to fund capital expenditures of $21.8 million.

The Company has a total debt-to-total capitalization ratio of approximately 13%. At December 31, 2000 the Company had $96 million of additional domestic borrowing capacity available through short-term lines of credit and its revolving credit agreement. Capital expenditures in 2001 are expected to approximate the level of depreciation and amortization. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be more than sufficient to meet the anticipated cash requirements for the coming year.

In 1999, operating cash flow was $64.0 million. The most significant factor contributing to the cash flow from operating activities was the higher operating earnings before non-cash charges for depreciation and amortization. Operating cash flow together with the proceeds from the sale of mineral rights and additional net borrowings of $30.0 million, were used to acquire the CLEAN SHOWER and SCRUB FREE brands, and to increase our investment in the Brazilian subsidiary to a 75% majority owned position. Cash flow was also used to fund significant capital expenditures associated mainly with the reformulated powder laundry detergent manufacturing process at Green River, toothpaste and gum manufacturing capabilities at Lakewood, and the expansion of Megalac capacity at Old Fort. Other major uses of cash included the payment of cash dividends and the purchase of $9.1 million of treasury stock.


OTHER ITEMS

Market Risk

Interest Rate Risk
------------------
The Company has available short-term unsecured lines of credit with several banks. The Company's primary domestic line of credit is $70 million, of which $10 million was utilized as of December 31, 2000; and $50 million of a revolving credit agreement of which $14 million was utilized at December 31, 2000. The weighted average interest rate on these borrowings at December 31, 2000 was approximately 6.6%. The Company entered into interest rate swap agreements to reduce the impact in interest rates on this debt. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2000, the Company entered into agreements for a notional amount of $20 million, swapping debt with a three month LIBOR rate for a fixed rate that averages 7.2%. As a result, the swap agreements eliminate the variability of interest expense for that portion of the Company's debt. However, a drop of 10% in interest rates would result in an immaterial payment under the swap agreement in excess of what would have been paid based on the variable rate.

The Company's domestic operations and its Brazilian subsidiary have short and long term debts that are floating rate obligations. If the floating rate was to change by 10% from the December 31, 2000 level, annual interest expense associated with the floating rate debt would be immaterial.

Foreign Currency
----------------
The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real.

The Company enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amount outstanding at December 31,2000 and 1999 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $56,000 and $3,944,000, respectively. At December 31,2000, the Company had an immaterial unrealized gain and an immaterial unrealized loss at December 31,1999. Had there been a 10% change in the value of the underlying foreign currency, the effect on these contracts would still have been immaterial.

The Company is also subject to translation exposure of the Company's foreign subsidiary's financial statements. A hypothetical change in the exchange rates for the U.S. Dollar to the Canadian Dollar, the British Pound and the Brazilian Real from those at December 31,2000 and 1999, would result in an annual currency translation gain or loss of approximately $.3 million in 2000 and $.6 million in 1999.

New Accounting Pronouncement
----------------------------
The Company recognizes revenue when product is shipped to trade customers. The Company has reviewed SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, issued in December 1999, and has determined it will not have a material effect on the Company's consolidated financial statements.

During the third quarter, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". This EITF issue addresses income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF requires amounts invoiced to customers be included as part of revenue. The related expense is classified in cost of sales. The Company's Specialty Products Division previously offset amounts charged to customers in cost of sales. This reclassification amounted to $9.9 million, $10.1 million and $8.3 million in 2000, 1999 and 1998, respectively.

The EITF issue was effective for the fourth quarter 2000 and there is no net income impact. Financial information contained elsewhere in these financial statements has been restated.

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Company will adopt SFAS No. 133 in the 2001 financial statements. The Company has evaluated this Statement and has determined there will not be a material impact on the Company's consolidated financial statements.

Competitive Environment
-----------------------
The Company operates in highly competitive consumer-product markets, in which cost efficiency and innovation are critical to success.

Most of the Company's laundry and household cleaning products are sold as value brands, which makes their cost position most important. To stay competitive in this category, the Company announced it was forming a joint venture with USA Detergents which will combine both laundry detergent businesses. The new venture, named Armus LLC, encompasses Church & Dwight's ARM & HAMMER Powder and Liquid Laundry Detergents and USA Detergent's XTRA Powder and Liquid Detergents and NICE `N FLUFFY Liquid Fabric Softener brands. The Armus joint venture became operational on January 1, 2001, creating the third largest entity in the $6 billion U.S. laundry detergent business with sales of around $400 million. The Company expects the synergies from the venture to potentially reach an annual rate of $15 million a year once the venture is fully operational in late 2001, of which the Company's share is approximately 60%. In achieving the synergies, the Company expects to incur approximately $3 million, or $0.05 per share, in additional depreciation and Armus start-up costs before the full synergies are realized, which means that the venture will only be slightly accretive to earnings in 2001.

The Company has been very successful in recent years in entering the oral care and personal care and deodorizing businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and requiring heavy advertising and promotion.

In the toothpaste category, the Company introduced, early in 1999, ARM & HAMMER ADVANCE WHITE, a new product line based on the whitening power of baking soda in combination with other ingredients and, late in the year, ARM & HAMMER PM, the first toothpaste specifically formulated for nighttime oral care. These two products, for the second year in a row, were responsible for our toothpaste being the fastest growing brand in its category, and moving to the #4 brand in the U.S. Several new products and line extensions in oral care introduced during the final quarter of the year, in particular ARM & HAMMER Sensation toothpaste and ARM & HAMMER Kids Gum, should reach broad national distribution during the first quarter of 2001. Because of the continued sell-in of these products, along with the introduction of ARM & HAMMER Advance White Gum, the Company anticipates marketing spending levels will remain high in 2001.

The major activity in the deodorizing product line for 2000 was the continued growth of the SUPER SCOOP Cat Litter, which is the #3 brand in the scoopable segment. Late in the 1999, the Company introduced ARM & HAMMER SUPER STOP Clay Litter into the traditional clay segment. This product met with intense competitive reaction during its launch, and will have to be supported through a combination of pricing actions, advertising and consumer promotion during 2001. In the final quarter of 2000, the Company introduced a line extension in the deodorizing area: ARM & HAMMER Shaker Baking Soda, and in early 2001, ARM & HAMMER Vacuum Free Foam Carpet Deodorizer, a companion product to ARM & HAMMER Carpet & Room Deodorizer. These introductions usually involve heavy marketing costs in the year of launch, and the eventual success of these line extensions will not be known for some time.

In the Specialty Products business, competition within the two major product categories, sodium bicarbonate and potassium carbonate, remained intense in 2000. Sodium bicarbonate sales have been impacted for several years by a nahcolite-based sodium bicarbonate manufacturer, which has been operating at the lower end of the business and is making an effort to enter the higher end. Late in 2000, a new challenge emerged with the entry of another competitor into the industrial sodium bicarbonate business. This competitor, a subsidiary of a major natural resources company, is using a new solution mining technology which is capable of adding significant capacity to an already over-supplied market. If the technology is successful, it will tend to intensify competition even further in this market. To strengthen its competitive position, the Company has completed the modernization of its Green River facility to provide better availability of specialized grades, and has increased its production capacity at Old Fort. The Company is also increasing its R & D spending on health care, food processing and other high-end applications, as well as alternative products to compete with the lower end of the market. As for potassium carbonate, the Company expects imports of video glass and production from domestic suppliers to affect U.S. demand in 2001 as it did in 2000.

During the year, the Company continued to pursue opportunities to build a specialized industrial cleaning business using our aqueous-based technology. In early 1999, the Company extended its alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our technology and their sales and distribution organization. The second year of this alliance was impacted by Safety-Kleen's financial difficulties leading to a Chapter 11 filing in June, and a major reorganization implemented during the second half of the year. While this opportunity holds great promise, the outcome will not be known for some time.


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements relating, among others, to financial objectives, sales growth and cost improvement programs. Many of these statements depend on factors outside the Company's control, such as economic conditions, market growth and consumer demand, competitive products and pricing, raw material costs and other matters. With regard to new product introductions, there is particular uncertainty related to trade, competitive and consumer reactions. If the Company's assumptions are incorrect, or there is a significant change in some of these key factors, the Company's performance could vary materially from the forward-looking statements in this Report.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock Price Range and Dividends                   2000                                         1999
                                        -----------------------------------           -----------------------------------
                                            Low        High       Dividend                 Low        High      Dividend
 ....................................................................................................................................
1st Quarter                             $ 14.69       $ 27.75        $ 0.07             $ 16.50      $  22.81      $0.06
2nd Quarter                               16.00         20.88          0.07               19.03         23.13       0.06
3rd Quarter                               15.63         19.63          0.07               20.56         25.50       0.07
4th Quarter                               17.00         23.56          0.07               23.13         30.19       0.07
 ....................................................................................................................................
Full Year                               $ 14.69       $ 27.75        $ 0.28             $ 16.50      $  30.19      $0.26
------------------------------------------------------------------------------------------------------------------------------------


Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 2000: 10,000.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollars in thousands, except per share data)

Year ended December 31,                                                           2000              1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                    $ 795,725          $740,181         $692,701
Cost of sales                                                                  450,321           414,486          386,912
 ....................................................................................................................................

Gross Profit                                                                   345,404           325,695          305,789
Advertising, consumer and trade promotion expenses                             178,614           176,123          182,206
Selling, general and administrative expenses                                    92,718            87,047           81,824
Impairment and other items                                                      21,911             6,617            2,766
Gain on sale of mineral rights                                                       -           (11,772)               -
Sale of technology                                                                   -                 -           (3,500)
 ....................................................................................................................................

Income from Operations                                                          52,161            67,680           42,493
Equity in earnings of affiliates                                                 3,011             6,366            5,276
Investment earnings                                                              2,032             1,216            1,348
Other income (expense)                                                            (187)              201             (278)
Interest expense                                                                (4,856)           (2,760)          (2,653)
 ....................................................................................................................................

Income before taxes                                                             52,161            72,703           46,186
Income taxes                                                                    18,315            26,821           15,897
Minority interest; net of taxes                                                    287               525                -
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $  33,559          $ 45,357         $ 30,289
------------------------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding (in thousands) - Basic                      38,321            38,792           38,734
Weighted average shares outstanding (in thousands) - Diluted                    39,933            41,043           40,050

------------------------------------------------------------------------------------------------------------------------------------
Net Income Per Share - Basic                                                    $  .88            $ 1.17           $  .78
Net Income Per Share - Diluted                                                  $  .84            $ 1.11           $  .76
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,                                                                             2000                       1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                           $  21,573                     $19,765
Short-term investments                                                                  2,990                       4,000
Accounts receivable, less allowances of $2,052 and $1,552                              64,958                      64,505
Inventories                                                                            55,165                      72,670
Deferred income taxes                                                                  11,679                       8,221
Prepaid expenses                                                                        6,162                       6,622
 ....................................................................................................................................
Total Current Assets                                                                  162,527                     175,783
 ....................................................................................................................................
Property, Plant and Equipment (Net)                                                   168,570                     182,219
Notes Receivable                                                                            -                       3,000
Equity Investment in Affiliates                                                        19,416                      20,177
Long-term Supply Contracts                                                              8,152                       4,105
Goodwill and Other Intangibles                                                         83,974                      83,744
Other Assets                                                                           12,993                       7,278
 ....................................................................................................................................
Total Assets                                                                        $ 455,632                    $476,306
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Short-term borrowings                                                               $  13,178                     $25,574
Accounts payable and accrued expenses                                                 129,268                     106,109
Current portion of long-term debt                                                         685                         685
Income taxes payable                                                                    6,007                       8,240
 ....................................................................................................................................
Total Current Liabilities                                                             149,138                     140,608
 ....................................................................................................................................
Long-term Debt                                                                         20,136                      58,107
Deferred Income Taxes                                                                  17,852                      20,416
Deferred and Other Long-term Liabilities                                               15,009                      11,860
Nonpension Postretirement and Postemployment Benefits                                  15,392                      15,145
Minority Interest                                                                       3,455                       3,437

Commitments and Contingencies

Stockholders' Equity
Preferred Stock-$1.00 par value
Authorized 2,500,000 shares, none issued                                                    -                           -
Common Stock-$1.00 par value
Authorized 100,000,000 shares,
issued 46,660,988 shares                                                               46,661                      46,661
Additional paid-in capital                                                             22,514                      18,356
Retained earnings                                                                     276,700                     253,885
Accumulated other comprehensive (loss)                                                 (9,389)                     (4,599)
 ....................................................................................................................................
                                                                                      336,486                     314,303
Common stock in treasury, at cost:
     8,283,086 shares in 2000 and
     7,805,152 shares in 1999                                                        (101,836)                    (87,021)
Due from shareholder                                                                        -                        (549)
 ....................................................................................................................................
Total Stockholders' Equity                                                            234,650                     226,733
 ....................................................................................................................................
Total Liabilities and Stockholders' Equity                                          $ 455,632                   $ 476,306
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flow
(Dollars in thousands)

Year ended December 31,                                                           2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow From Operating Activities
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                    $ 33,559          $ 45,357          $30,289
Adjustments to reconcile net income to net
cash provided by operating activities:
    Depreciation, depletion and amortization                                    23,454            19,256           16,503
    Disposal of assets                                                          15,266             5,490            3,554
    Equity in earnings of affiliates                                            (3,011)           (6,366)          (5,276)
    Deferred income taxes                                                       (4,067)            1,888             (133)
    Gain on sale of mineral rights                                                   -           (11,772)               -
    Other                                                                         (151)              403               90

Change in assets and liabilities:
    (Increase) decrease in accounts receivable                                    (923)            2,661          (15,545)
    Decrease (increase )in inventories                                          17,110            (5,601)           2,053
    (Increase) decrease in prepaid expenses                                       (618)           (1,235)             455
    Increase in accounts payable                                                20,377             4,513            6,143
    Increase in income taxes payable                                               291             3,426            6,521
    Increase in other liabilities                                                1,472             6,025            3,505
 ....................................................................................................................................
Net Cash Provided by Operating Activities                                      102,759            64,045           48,159

Cash Flow From Investing Activities
------------------------------------------------------------------------------------------------------------------------------------
Decrease (increase) in short-term investments                                    1,009            (1,958)           1,951
Additions to property, plant and equipment                                     (21,825)          (33,112)         (27,123)
Purchase of USA Detergent common stock                                         (10,384)                -                -
Distributions from affiliates                                                    4,132             3,354            4,756
Investment in affiliates, net of cash acquired                                    (360)           (9,544)            (360)
Purchase of other assets                                                        (2,321)           (4,404)          (1,995)
Proceeds from note receivable                                                    3,000             6,869            4,131
Purchase of supply contract                                                     (2,500)                -           (2,750)
Other                                                                            2,058                 -                -
Proceeds from sale of mineral rights                                                 -            16,762                -
Purchase of new product lines                                                        -           (54,826)          (7,038)
Investment in note receivable                                                        -                 -           (3,000)
Acquisition of manufacturing facility                                                -                 -           (9,014)
 ....................................................................................................................................
Net Cash Used in Investing Activities                                          (27,191)          (76,859)         (40,442)

Cash Flow From Financing Activities
------------------------------------------------------------------------------------------------------------------------------------
(Repayments) proceeds from short-term borrowing                                (12,166)            5,349          (13,500)
Proceeds from stock options exercised                                            7,465             6,679            3,770
Purchase of treasury stock                                                     (20,484)           (9,116)         (10,269)
Payment of cash dividends                                                      (10,744)          (10,090)          (9,293)
(Repayments) proceeds from long-term borrowing                                 (37,831)           23,568           22,815
 ....................................................................................................................................
Net Cash (Used in) Provided by Financing Activities                            (73,760)           16,390           (6,477)

Net Change in Cash and Cash Equivalents                                          1,808             3,576            1,240
Cash and Cash Equivalents at Beginning of Year                                  19,765            16,189           14,949
 ....................................................................................................................................
Cash and Cash Equivalents at End of Year                                      $ 21,573          $ 19,765          $16,189
 ....................................................................................................................................

Cash paid during the year for:
    Interest (net of amounts capitalized)                                     $  4,838          $  2,831          $ 2,768
    Income taxes                                                                22,404            21,524            9,521

In 1999, the Company purchased an additional 35% of the stock of QGN, bringing its total ownership position to 75%. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets                                                                            $ 22,699
Cash paid for stock                                                                               (9,034)
Liabilities assumed                                                                             $ 13,665
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

Years ended December 31, 2000, 1999, 1998
------------------------------------------------------------------------------------------------------------------------------------
                               Number of Shares                                       Amounts
                              ------------------  ---------------------------------------------------------------------------------

                                                                                              Accumulated
                                                                       Additional               Other         Due
                               Common  Treasury    Common   Treasury    Paid-In    Retained  Comprehensive   From      Comprehensive
                                Stock    Stock      Stock     Stock     Capital    Earnings  Income (loss) Shareholder    Income
------------------------------------------------------------------------------------------------------------------------------------
January 1, 1998               46,661    (7,786)  $ 46,661  $ (74,568)  $  10,766   $197,622     $  (591)   $  (549)
Net Income                         -         -          -          -          -      30,289           -          -        30,289
Translation adjustments            -         -          -          -          -          -         (191)         -          (191)
                                                                                                                        --------
Comprehensive Income                                                                                                      30,098
                                                                                                                          ------
Cash dividends                     -         -          -          -           -     (9,293)          -          -
Stock option plan
  transactions including
  related income tax benefit       -       428          -      2,474       2,278          -           -          -
Purchase of treasury stock         -      (694)         -    (10,269)         -           -           -          -
Other stock issuances              -        13          -         82         127          -           -          -
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1998             46,661    (8,039)    46,661    (82,281)     13,171    218,618        (782)      (549)
Net Income                         -         -          -          -          -      45,357           -          -        45,357
Translation adjustments            -         -          -          -          -          -       (3,817)         -        (3,817)
                                                                                                                          ------
Comprehensive Income                                                                                                      41,540
                                                                                                                          ------
Cash dividends                     -         -          -          -           -    (10,090)          -          -
Stock option plan
  transactions including
  related income tax benefit       -       649          -      4,311       5,028          -           -          -
Purchase of treasury stock         -      (424)         -     (9,116)         -           -           -          -
Other stock issuances              -         9          -         65         157          -           -          -
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999             46,661    (7,805)    46,661    (87,021)     18,356    253,885      (4,599)      (549)
Net Income                         -         -          -          -           -     33,559           -          -        33,559
Translation adjustments            -         -          -          -           -          -      (1,599)         -        (1,599)

Available for sale securities      -         -          -          -           -          -      (3,191)         -        (3,191)
                                                                                                                          ------
Comprehensive Income                                                                                                      28,769
                                                                                                                          ------
Cash dividends                     -         -          -          -           -    (10,744)          -          -
Stock option plan
  transactions including
  related income tax benefit       -       702          -      5,629       4,081          -           -          -
Purchase of treasury stock         -    (1,185)         -    (20,484)         -           -           -          -
Other stock issuances              -         5          -         40          77          -           -          -
Repayment of shareholder loan      -         -          -          -           -          -           -        549
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2000             46,661    (8,283)   $46,661  $(101,836)    $22,514   $276,700     $(9,389)   $     0
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. accounting policies

Business
--------
The Company's principal business is the manufacture and sale of sodium carbonate-based products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 2000, Consumer Products represented approximately 80% and Specialty Products 20% of the Company's net sales. The Company does approximately 88% of its business in the United States.

Principles of Consolidation
---------------------------
The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50% interest in its Armand Products Company joint venture, the ArmaKleen Company joint venture and its 45% interest in LifeRight Foods LLC, a joint venture to develop enhanced feeds made from natural ingredients, have been accounted for under the equity method of accounting. During 1999, the Company increased its ownership of QGN, its Brazilian subsidiary from 40% to 75%. The Brazilian subsidiary has been consolidated since May 1999 and was previously accounted for under the equity method. All material intercompany transactions and profits have been eliminated in consolidation.

Use of Estimates
----------------
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
Financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. Gains and losses on foreign currency transactions were not material.

Cash Equivalents
----------------
Cash equivalents consist of highly liquid short-term investments which mature within three months of purchase.

Inventories
-----------
Inventories are valued at the lower of cost or market. Cost is determined primarily by using the last-in, first-out (LIFO) method.

Property, Plant and Equipment
-----------------------------
Property, plant and equipment and additions thereto are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the respective assets.

Software
--------
Starting in 1998, the Company accounted for software in accordance with Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires companies to capitalize certain costs of developing computer software. Amortization is provided by the straight-line method over the estimated useful lives of the software.

Long-Term Supply Contracts
--------------------------
Long-term supply contracts represent advance payments under multi-year contracts with suppliers of raw materials and finished goods inventory. Such advance payments are applied over the lives of the contracts.

Goodwill and Other Intangibles
------------------------------
Goodwill recorded prior to November 1, 1970, is not being amortized, as management of the Company believes there has been no diminution in carrying value. Goodwill and other intangibles, recorded as part of the Brillo and related brand acquisitions, the investment in QGN and the bathroom cleaner product lines acquired in 1999, is being amortized predominately over 20 years using the straight-line method. The Company will be periodically assessing the recoverability of the cost of its goodwill based on a review of projected undiscounted cash flows of the related acquisitions.

Selected Operating Expenses
---------------------------
Research & development costs in the amount of $19,363,000 in 2000, $17,921,000 in 1999 and $16,448,000 in 1998, were charged to operations as incurred.

Earnings Per Share
------------------
Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. Antidilutive stock options, in the amounts of 547,000 and 21,000 for 2000 and 1999, have been excluded. There were no antidilutive options for 1998. In 1999, the Company announced a 2 for 1 stock split. Financial information contained elsewhere in these financial statements has been adjusted to reflect the impact of the stock split.

Income Taxes
------------
The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

New Accounting Pronouncements
-----------------------------
The Company recognizes revenue when product is shipped to trade customers. The Company has reviewed SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, issued in December 1999, and has determined it will not have a material effect on the Company's consolidated financial statements.

During the third quarter, the Emerging Issues Task Force issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". This EITF issue addresses income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF requires amounts invoiced to customers be included as part of revenue. The related expense is classified in cost of sales. The Company's Specialty Products Division previously offset amounts charged to customers in cost of sales. This reclassification amounted to $9.9 million, $10.1 million and $8.3 million in 2000, 1999 and 1998, respectively.

The EITF issue was effective for the fourth quarter 2000 and there is no net income impact. Financial information contained elsewhere in these financial statements has been restated.

In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS No. 133 for one year. The Company will adopt SFAS No. 133 in the 2001 financial statements. The Company has evaluated this Statement and has determined there will not be a material impact on the Company's consolidated financial statements.

Reclassification
----------------
Certain prior year amounts have been reclassified in order to conform with the current year presentation.


2. fair value of financial instruments and risk management

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)                                                  2000                                      1999
------------------------------------------------------------------------------------------------------------------------------------
                                                   Carrying                Fair             Carrying                Fair
                                                    Amount                Value              Amount                Value
------------------------------------------------------------------------------------------------------------------------------------
Financial Assets:
    Short-term investments                         $   2,990           $   2,990             $  4,000           $   4,000
    Due from shareholder                                   -                   -                  549                 549
Financial Liabilities:
    Short-term borrowings                             13,178              13,178               25,574              25,574
    Current portion of long-term debt                    685                 685                  685                 685
Long-term debt                                        20,136              20,136               58,107              58,107
------------------------------------------------------------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance
Sheets:

Short-term Investments
----------------------
The cost of the investments (trading securities) can be specifically identified and its fair value is based upon quoted market prices at the reporting date. At December 31, 2000 and 1999, both the cost and market value of the investments approximated each other.

Due from Shareholder
--------------------
The note receivable approximated fair value because of its short maturity. The note was paid in full in 2000.

Short-term Borrowings
---------------------
The amounts of unsecured lines of credit equal fair value because of short maturities and variable interest rates.

Long-term Debt and Current Portion of Long-term Debt
----------------------------------------------------
The Company estimates that based upon the Company's financial position and the variable interest rate, the carrying value approximates fair value.

Risk Management
---------------
The Company enters into forward exchange contracts to hedge anticipated but not committed sales denominated in Canadian dollar, English pound and the Japanese yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The amounts outstanding at December 31, 2000 and 1999 of "sell" contracts, translated into U.S. dollars using the rates current at the reporting date, were $56,000 and $3,944,000, respectively. The Company's accounting policy is to value these contracts at market value. At December 31, 2000 and 1999, the Company had immaterial unrealized gains.

The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate short-term debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 1999 and 2000, the Company entered into agreements for a notional amount of $23,000,000 and $20,000,000, respectively, swapping debt with a three month libor rate for a fixed interest rate that averages 6.2% and 7.2%, respectively. These swaps are accounted for on an accrual basis with amounts to be paid or received recognized as adjustments to interest expense. At December 31, 2000, the fair value of the interest rate swaps was a liability of approximately $.4 million.


3. inventories

Inventories are summarized as follows:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                             2000                    1999
------------------------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                               $ 18,696                 $25,698
Work in process                                                                                25                      22
Finished goods                                                                             36,444                  46,950
 ....................................................................................................................................
                                                                                         $ 55,165                 $72,670
------------------------------------------------------------------------------------------------------------------------------------

Inventories valued on the LIFO method totaled $49,226,000 and $63,098,000 at December 31, 2000 and 1999, respectively, and would have been approximately $2,922,000 and $3,225,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.


4. property, plant and equipment

Property, plant and equipment consist of the following:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                             2000                    1999
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                                    $   5,546               $   5,741
Buildings and improvements                                                                 78,781                  85,411
Machinery and equipment                                                                   214,926                 221,783
Office equipment and other assets                                                          15,664                  15,434
Software                                                                                    5,355                   5,857
Mineral rights                                                                                304                     328
Construction in progress                                                                    6,463                   4,960
 ....................................................................................................................................
                                                                                          327,039                 339,514
Less accumulated depreciation, depletion and amortization                                 158,469                 157,295
 ....................................................................................................................................
Net property, plant and equipment                                                       $ 168,570               $ 182,219
 ....................................................................................................................................

Depreciation, depletion and amortization of property, plant and equipment have been charged to operations in the amount of $18,469,000, $16,594,000 and $14,646,000 in 2000, 1999 and 1998, respectively. Interest charges in the amount of $284,000, $421,000 and $381,000 were capitalized in connection with construction projects in 2000, 1999 and 1998, respectively.


5. acquisitions

In 1997, the Company acquired a 40% interest in QGN. The investment, costing approximately $10.4 million, was financed internally and included goodwill of approximately $3.3 million. The Company exercised its option to increase its interest to 75% during the second quarter of 1999. The additional 35% ownership cost approximately $9.1 million and included goodwill of approximately $4.8 million. Pro forma comparative results of operations are not presented because they are not materially different from the Company's reported results of operations.

During the fourth quarter of 1999, the Company entered the bathroom cleaner category with the acquisition of two major brands, CLEAN SHOWER and SCRUB FREE. As part of the Scrub Free transaction, the Company also acquired the DELICARE fine fabric wash brand. The combined purchase price of both transactions was approximately $53.7 million, was financed by the use of the Company's lines of credit and included goodwill and other intangibles of approximately $50.2 million.


6. ARMUS LLC joint venture

On June 14, 2000, the Company announced it was forming a joint venture with USA Detergents effective January 1, 2001, which will combine both Companies' laundry detergent businesses. The new venture, named ARMUS LLC, encompasses Church & Dwight's ARM & HAMMER Powder and Liquid Laundry Detergents and USA Detergents' XTRA(R) Powder and Liquid Detergents and Nice'n FLUFFY(R) Liquid Fabric Softener brands.

Under the terms of the agreement:

a. Church & Dwight purchased 1.4 million shares of USA Detergents' common stock for $10.1 million or $7 per share and agreed to acquire a further 5% interest for $5 million. Church & Dwight purchased these shares on February 7, 2001.

b. The two partners will combine the marketing, sales and distribution of their laundry detergents. Both companies will continue to operate their own plants and the employees of each company will remain with their current employer.

c. Church & Dwight will have a majority on the venture's Board and the General Manager will be a Church & Dwight employee.

d. Church & Dwight's share of the profits will range from 55% to 65% depending on the venture's profit level.

e. Church & Dwight has an option to purchase USA Detergents' partnership interest after 5 years and USA Detergents has an option to sell its interest to C&D after 10 years. In each case, the purchase price will be computed using a formula based on the venture's earnings for the two previous years of operations.

The value of USA Detergents' stock on the date of closing was $6.8 million or $4.75 per share. The stock has been classified as Available for Sale and is marked to market on each reporting date through other comprehensive income, net of applicable deferred income taxes.

The Company's agreement to purchase an additional 5% interest in USA Detergents'
stock,   i.e.  the  forward   contract,   is  marked  to  market  through  other
comprehensive income.

As a result of the above joint venture agreement, goodwill of $5.2 million has been recorded and will be amortized over a period of 10 years.

7. accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                               2000                    1999
------------------------------------------------------------------------------------------------------------------------------------
Trade accounts payable                                                                   $ 52,452                 $46,950
Accrued marketing and promotion costs                                                      50,121                  39,867
Accrued wages and related costs                                                            10,305                   9,195
Accrued pension and profit-sharing                                                          6,881                   5,640
Other accrued current liabilities                                                           9,509                   4,457
 ....................................................................................................................................
                                                                                         $129,268                $106,109
------------------------------------------------------------------------------------------------------------------------------------


8. short-term borrowings and long-term debt

The Company has available short-term unsecured lines of credit with several banks. The Company's primary domestic line of credit is $70 million, of which $10 million was utilized as of December 31, 2000; and $50 million of a long-term revolving credit agreement, of which $14 million was utilized at December 31, 2000. The weighted average interest rate on these borrowings at December 31,2000 was approximately 6.6%.

In addition, the Company's Brazilian subsidiary has lines of credit which allow it to borrow in its local currency. This amounts to $8 million, of which $3 million was utilized as of December 31, 2000. The weighted average interest rate on these borrowing as December 31, 2000 was approximately 15.0%.

Long-term debt and current portion of long-term debt consists of the following:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                               2000                    1999
------------------------------------------------------------------------------------------------------------------------------------
Three-Year Unsecured Revolving Credit Loan due December 29, 2002                          $14,000                  $50,000
Various Debt from Brazilian Banks                                                           1,376                    2,662
Industrial Revenue Refunding Bond
    due in installments of $685 from 2000-2007 and $650 in 2008                             5,445                    6,130
 ....................................................................................................................................
                                                                                          $20,821                  $58,792
------------------------------------------------------------------------------------------------------------------------------------

The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 2000 and 1999 was 4.0% and 3.5%, respectively. The interest rate associated with the revolving credit loan is tied to the LIBOR rate and may be adjusted based on the Company's financial performance. The average interest rate charged in 2000 was 6.7%.

The Brazilian subsidiary's long-term debt is due in installments of $1.2 million in 2001 and 2002, with the balance due in 2003 and 2004. The rate of interest averages 16.3%.

9. Income taxes

The components of income before taxes are as follows:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                           2000                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------------
Domestic                                                             $ 47,675             $  66,740             $  43,197
Foreign                                                                 4,486                 5,963                 2,989
 ....................................................................................................................................
Total                                                                $ 52,161             $  72,703             $  46,186
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes the provision for U.S. federal, state and foreign income taxes:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                           2000                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------------
Current:
    U.S. federal                                                     $ 18,734             $  19,395             $  12,214
    State                                                               2,918                 3,531                 2,754
    Foreign                                                               730                 2,007                 1,062
 ....................................................................................................................................
                                                                     $ 22,382             $  24,933             $  16,030
------------------------------------------------------------------------------------------------------------------------------------

Deferred:
    U.S. federal                                                     $ (3,801)            $   1,552             $     274
    State                                                              (1,047)                  358                  (424)
    Foreign                                                               781                   (22)                   17
 ....................................................................................................................................
                                                                     $ (4,067)            $   1,888             $    (133)
 ....................................................................................................................................
Total provision                                                      $ 18,315             $  26,821             $  15,897
------------------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities/(assets) consist of the following at December 31:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                 2000                  1999
------------------------------------------------------------------------------------------------------------------------------------
Current deferred tax assets:
    Marketing expenses, principally coupons                                               $  (5,382)            $  (5,065)
    Reserves and other liabilities                                                           (2,676)               (1,320)
    Accounts receivable                                                                      (3,380)               (1,339)
    Other                                                                                      (241)                 (497)
 ....................................................................................................................................
    Total current deferred tax assets                                                       (11,679)               (8,221)
 ....................................................................................................................................
    Nonpension postretirement and postemployment benefits                                    (5,787)               (6,124)
    Capitalization of items expensed                                                         (5,307)               (5,010)
    Reserves and other liabilities                                                           (6,927)                    -
    Investment valuation difference                                                          (1,923)                    -
    Loss carryfoward of foreign subsidiary(1)                                                (5,230)               (6,636)
    Foreign exchange translation adjustment                                                  (2,330)               (1,789)
    Valuation allowance                                                                       7,560                 8,425
    Depreciation and amortization                                                            36,828                31,608
    Other                                                                                       968                   (58)
 ....................................................................................................................................
    Net noncurrent deferred tax liabilities                                                  17,852                20,416
 ....................................................................................................................................
Net deferred tax liability                                                                $   6,173             $  12,195
 ....................................................................................................................................


The  difference  between tax expense and the  "expected"  tax which would result from the use of the federal statutory rate is as follows:
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                           2000                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------------
Statutory rate                                                             35%                   35%                   35%
Tax which would result from use of the federal statutory rate         $18,256               $25,446               $16,165
 ....................................................................................................................................
Depletion                                                                (398)                 (466)                 (490)
Research & development credit                                            (350)                 (200)                 (200)
State and local income tax, net of federal effect                       1,216                 2,528                 1,515
Varying tax rates of foreign affiliates                                   (87)                 (103)                  142
Recognition of foreign affiliate losses                                     -                     -                  (996)
Other                                                                    (322)                 (384)                 (239)
 ....................................................................................................................................
                                                                           59                 1,375                  (268)
 ....................................................................................................................................
Recorded tax expense                                                  $18,315               $26,821               $15,897
 ....................................................................................................................................
Effective tax rate                                                       35.1%                 36.9%                 34.4%
------------------------------------------------------------------------------------------------------------------------------------

(1)  The loss carryfoward existed at the date of acquisition. Any recognition of this benefit will be an adjustment to Goodwill.


10. pension and nonpension postretirement benefits

The Company has defined benefit pension plans covering certain hourly employees. Pension benefits to retired employees are based upon their length of service and a percentage of qualifying compensation during the final years of employment. The Company's funding policy, is consistent with federal funding requirements.

The Company maintains unfunded plans which provide medical benefits for eligible domestic retirees and their dependents. The Company accounts for these benefits in accordance with Statement of Financial Accounting Standards No. 106 (SFAS
106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires the cost of such benefits to be recognized during the employee's active working career.

The following table provides  information on the status of the plans at December 31:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Nonpension
                                                                                                       Postretirement
                                                                       Pension Plans                    Benefit Plans
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                     2000           1999                2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
    Benefit obligation at beginning of year                    $ 14,676        $15,403           $   9,654       $  9,548
    Service cost                                                    433            440                 397            477
    Interest cost                                                 1,090          1,008                 682            647
Plan amendments                                                   2,172(1)          21                   -              -
    Actuarial loss (gain)                                           704         (1,470)                (66)          (325)
    Benefits paid                                                  (758)          (726)               (450)          (693)
 ....................................................................................................................................
Benefit obligation at end of year                              $ 18,317        $14,676           $  10,217       $  9,654
------------------------------------------------------------------------------------------------------------------------------------
Change in Plan Assets:
    Fair value of plan assets at beginning of year             $ 20,311        $15,789           $       -       $      -
    Actual return on plan assets (net of expenses)                 (688)         5,201                   -              -
    Employer contributions                                           65             47                 450            693
    Benefits paid                                                  (758)          (726)               (450)          (693)
 ....................................................................................................................................
Fair value of plan assets at end of year                       $ 18,930        $20,311           $       -       $      -
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of the Funded Status:
    Funded status                                              $    614         $5,635           $ (10,217)      $ (9,654)
    Unrecognized transition obligation                                -              3                   -              -
Unrecognized prior service cost (benefit)                           147            177                (950)        (1,055)
    Unrecognized actuarial gain                                  (2,627)        (6,182)             (3,209)        (3,355)
    Loss due to currency fluctuations                                52             39                   -              -
 ....................................................................................................................................
Net amount recognized at end of year                           $ (1,814)        $ (328)          $ (14,376)      $(14,064)
------------------------------------------------------------------------------------------------------------------------------------

Amounts recognized in the statement of financial position consist of:
    Prepaid benefit cost                                       $    977       $    663           $       -       $      -
    Accrued benefit liability                                    (2,791)          (991)            (14,376)       (14,064)
 ....................................................................................................................................
Net amount recognized at end of year                           $ (1,814)      $   (328)          $ (14,376)      $(14,064)
------------------------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions as of December 31:
Discount rate                                                     7.25%          7.50%                7.25%         7.50%
Rate of compensation increase                                     5.00%          5.00%                   -             -
Expected return on plan assets                                    9.25%          9.25%                   -             -
------------------------------------------------------------------------------------------------------------------------------------

Net Pension and Net  Postretirement  Benefit  Costs  consisted of the  following components:
------------------------------------------------------------------------------------------------------------------------------------
                                                        Pension Costs                             Postretirement Costs
------------------------------------------------------------------------------------------------------------------------------------

(In thousands)                                   2000        1999        1998                 2000        1999       1998
------------------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost:
  Service cost                                   $ 433       $ 440       $  396             $ 397       $ 477      $ 446
  Interest cost                                  1,090       1,008          977               682         647        592
Expected return on plan assets                  (1,843)     (1,433)      (1,291)                -           -          -
  Amortization of transition obligation              3           4            4                 -           -          -
  Amortization of prior service cost                30          29           28              (105)       (105)      (105)
Recognized actuarial (gain) or loss               (334)        (27)         (13)             (212)       (144)      (215)
 ....................................................................................................................................
Net periodic benefit cost (income)               $(621)(1)   $  21       $  101             $ 762       $ 875      $ 718
------------------------------------------------------------------------------------------------------------------------------------

(1)The benefit obligation for the plan amendment referred to in the table on the previous page relates to the offering to Syracuse plant employees a cash balance benefit in connection with the Syracuse plant shutdown. Accordingly, the related expense of $2,172 million is included in Impairment and other items in the accompanying statement of income. See note 13.

The pension plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund. The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 8.5% in 2000, and ranging to 5.0% in 2007. The Company has a maximum annual benefit based on years of service for those over 65 years of age.

------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                   2000                1999
------------------------------------------------------------------------------------------------------------------------------------
Effect of 1% increase in health-care cost trend rates on:
Postretirement benefit obligation                                                               $ 708               $ 697
Total of service cost and interest cost component                                                  85                  93
Effect of 1% decrease in health-care cost trend rates on:
Postretirement benefit obligation                                                                (627)               (615)
Total of service cost and interest cost component                                                 (74)                (80)
------------------------------------------------------------------------------------------------------------------------------------

The Company also maintains a defined contribution profit-sharing plan for salaried and certain hourly employees. Contributions to the profit-sharing plan charged to earnings amounted to $3,628,000, $4,481,000 and $4,340,000 in 2000,
1999 and 1998, respectively.

The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $1,342,000, $1,327,000 and $1,097,000 in 2000, 1999 and 1998, respectively.


11. stock option plans

The Company  has options  outstanding  under three  plans.  Under the 1983 Stock
Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. In early 1998, the Company made a special option award to 31 executives and key managers. This award, amounting to approximately 444,000 shares, vested at various stock prices ranging from $18 to $25 a share. A grand total of 7,000,000 shares of the Company's common stock is authorized for issuance for the exercise of stock options.

Stock option transactions for the three years                           Number of            Weighted Avg.
ended December 31, 2000 were as follows:                                 Shares             Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1998                                         4,382,910               $10.69
    Grants                                                             1,147,400                13.76
    Exercised                                                            428,000                 8.82
    Cancelled                                                             65,900                12.99
 ....................................................................................................................................
Outstanding at December 31, 1998                                       5,036,410                11.52
    Grants                                                               579,000                20.94
    Exercised                                                            649,116                10.29
    Cancelled                                                             83,500                12.84
 ....................................................................................................................................
Outstanding at December 31, 1999                                       4,882,794                12.78
    Grants                                                               783,850                17.23
    Exercised                                                            701,847                10.64
    Cancelled                                                             24,900                16.95
 ....................................................................................................................................
Outstanding at December 31, 2000                                       4,939,897                13.69

At December 31, 2000, 1999 and 1998,  2,985,147  options,  3,499,380 options and
2,256,864 options were exercisable.

The table below summarizes information relating to options outstanding and exercisable at December 31, 2000.

------------------------------------------------------------------------------------------------------------------------------------
                           Options Outstanding                                                    Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                        Weighted                                                               Weighted
                                         Average         Weighted Avg.                                          Average
  Exercise             Options          Exercise           Remaining                       Options             Exercise
   Prices            Outstanding          Price        Contractual Life                  Exercisable             Price
------------------------------------------------------------------------------------------------------------------------------------
$ 7.50 - $10.00       451,585            $  8.73            3.9  years                    451,585              $ 8.73
$10.01 - $12.50     1,643,496              10.77            6.3                         1,639,896               10.77
$12.51 - $15.00     1,331,666              13.62            5.1                           701,466               13.55
$15.01 - $17.50       903,000              16.86            7.5                           192,200               16.06
$17.51 - $25.00       590,150              20.50            8.1                                 -                   -
$25.01 - $35.00        20,000              27.81            8.9                                 -                   -
------------------------------------------------------------------------------------------------------------------------------------
                    4,939,897             $13.69            5.7                         2,985,147              $11.45

The fair-value of options granted in 2000, 1999 and 1998 is $5,626,000, $4,447,000, and $4,658,000, respectively and the weighted average fair-value per share of options granted in 2000, 1999 and 1998 is $7.18, $7.68 and $4.06, respectively.

The fair-value of options granted in 2000, 1999 and 1998 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                                 2000                    1999                    1998
------------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                          6.6%                    6.0%                     5.7%
Expected life                                                    6.0 years               6.0 years                6.1 years
Expected volatility                                             38.8%                   30.0%                    25.6%
Dividend yield                                                   1.6%                    1.2%                     1.8%

The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair-value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No compensation cost has been recognized for the Company's stock option plans. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized additional compensation expense, net of taxes, of $2,577,000, $2,037,000 and $1,831,000 for 2000, 1999 and 1998, respectively. The
Company's pro forma net income and pro forma net income per share for 2000, 1999 and 1998 would have been as follows:


(In thousands, except for per share data)
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                          2000                    1999                     1998
------------------------------------------------------------------------------------------------------------------------------------
As reported                                                      $33,559                 $45,357                   $30,289
Pro forma                                                         30,982                  43,320                    28,458

Net Income per Share: basic
------------------------------------------------------------------------------------------------------------------------------------
As reported                                                        $ .88                   $1.17                    $ .78
Pro forma                                                            .81                    1.12                      .74

Net Income per Share: diluted
------------------------------------------------------------------------------------------------------------------------------------
As reported                                                        $ .84                   $1.11                    $ .76
Pro forma                                                            .78                    1.06                      .71






12. gain on the sale of mineral rights

The Company sold most of its trona mineral leases in Wyoming for approximately $22.5 million to Solvay Minerals, Inc., resulting in a gain of approximately $11.8 million. The terms of the note recorded as part of the sale included annual payments beginning on January 5, 1999 and concluding on January 5, 2011. The Company received its initial payment of $3.0 million and assigned and sold the note for the present value of the remaining payments net of expenses for approximately $13.8 million.


13. impairment and other items

During the third quarter of 2000, the Company recorded a pre-tax charge of $21.9 million relating to three major elements: a $14.3 million write-down of the Company's Syracuse N.Y. manufacturing facility, a $2.1 million charge for potential carrying and site clearance costs, and a $5.5 million severance charge (including $2.2 million pension plan amendment) related to both the Syracuse shutdown and the sales force reorganization. The Company expects to incur a further $1.9 million in additional depreciation from the plant shutdown and an estimated $3 million in integration costs over the next 9 to 12 months. These additional charges, most of which will flow through cost of sales, will bring the total one-time cost to approximately $27 million. The cash portion of this one-time cost, however, will be less than $5 million after tax.

During 1999, the Company recorded a pre-tax charge of $6.6 million for impairment and certain other items relating to a planned plant shutdown which included the rationalization of both toothpaste and powder laundry detergent production.

Components of the outstanding reserve balance included in accounts payable accrued expenses consist of the following:

                                                                         Impairment
                                                 Reserves at             and Other            Adjustments      Reserves at
(In thousands)                                  Dec. 31, 1999             Charges              Payments       Dec. 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
Severance and other charges                           $ 268                $ 5,458              $  (487)           $5,239
Fixed asset write-down and
    Demolition                                            -                 16,453              (14,324)            2,129
 ....................................................................................................................................
                                                      $ 268                $21,911             $(14,307)           $7,368
------------------------------------------------------------------------------------------------------------------------------------

The severence charge in 2000 is for approximately 140 people and in 1999 74 people.

During the fourth quarter of 1998, the Company ceased operation of its sodium bicarbonate facility in Venezuela. The write-off, consisting primarily of property, plant, equipment and inventory, amounted to a pre-tax charge of $2,766,000. This charge included approximately $200,000 of severance and related costs, and at December 31, 2000, no liability exists. Partially offsetting this were related tax loss benefits, which reduced the net charge to approximately $600,000 or $0.015 per diluted share.


14. common stock voting rights and rights agreement

Effective February 19, 1986, the Company's Restated Certificate of Incorporation was amended to provide that every share of Company common stock is entitled to four votes per share if it has been beneficially owned continuously by the same holder (1) for a period of 48 consecutive months preceding the record date for the Stockholders' Meeting; or (2) since February 19, 1986. All other shares carry one vote. Specific provisions for the determination of beneficial ownership and the voting of rights of the Company's common stock are contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement.

On August 27, 1999, the Board of Directors adopted a Shareholder Rights Plan (the Plan) that essentially reinstates a Shareholder Rights Plan originally enacted in 1989, which had terminated. In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Company Common Stock. Each right, which is not presently exerciseable, entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $200.00. In the event that any person acquires 20% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price. In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board of Directors retains the power to redeem the rights for a set amount.

The rights were issued on September 13, 1999, payable to shareholders of record at the close of business on that date. The rights will expire on September 13, 2009.

15. commitments and contingencies

a. Rent  expense  amounted  to  $2,794,000  in  2000,  $2,715,000  in  1999  and
   $2,821,000 in 1998. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:

(In thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             2001                  $3,070
                                                                                             2002                   1,937
                                                                                             2003                     436
                                                                                             2004                     177
                                                                                             2005                      86
 ....................................................................................................................................
Total future minimum lease commitments                                                                             $5,706
------------------------------------------------------------------------------------------------------------------------------------

b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

c. The Company, in the ordinary course of its business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a material adverse effect on its financial position or results of operation.


16. segments

Segment Information
The Company has two operating segments: Consumer Products and Specialty Products. The Consumer Products segment comprises packaged goods primarily sold to retailers. The Specialty Products segment includes chemicals sold primarily to industrial and agricultural markets.

Measurement of Segment Results and Assets
The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies with the exception of:

a. The Companies' portion of the Armand Products and ArmaKleen joint ventures are consolidated into the Specialty Products segment results. Accordingly, they are not accounted for by the equity method.

b. The administrative costs of the production planning and logistics functions are included in segment SG&A expenses, but are elements of cost of goods sold in the Company's Consolidated Statement of Income.

The Company evaluates performance based on operating profit. There are no intersegment sales.

Factors used to Identify Segments
---------------------------------
The Company's segments are strategic business units with distinct differences in product application and customer base. They are managed by separate sales and marketing organizations.

                                                       Unconsolidated         (3)                (4)
            Consumer       Specialty       Subtotal      Affiliates     Corporate       Adjustments       Total
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
2000       $634,119        $186,637       $820,756       $(25,031)              -             -        $795,725
1999        586,944         179,719        766,663        (26,482)              -             -         740,181
1998        560,201         153,452        713,653        (20,952)              -             -         692,701
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit
2000        302,555          55,907        358,462         (7,807)              -        (5,251)        345,404
1999        285,036          57,346        342,382        (10,175)              -        (6,512)        325,695
1998        266,685          52,695        319,380         (6,673)              -        (6,918)        305,789
------------------------------------------------------------------------------------------------------------------------------------
Advertising, Consumer and Trade Promotion Expenses
2000        175,829           3,108        178,937           (323)              -             -         178,614
1999        173,856           2,647        176,503           (380)              -             -         176,123
1998        179,173           3,098        182,271            (65)              -             -         182,206
------------------------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative Expenses
2000         73,974          28,181        102,155         (4,186)              -        (5,251)         92,718
1999         69,628          27,311         96,939         (3,380)              -        (6,512)         87,047
1998         60,638          29,292         89,930         (1,188)              -        (6,918)         81,824
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit
2000         52,753          24,252         77,005         (2,933)              -       (21,911)         52,161
1999         41,554          27,254         68,808         (6,283)              -         5,155          67,680
1998         30,374 (1)      20,305         50,679         (5,420)              -        (2,766)         42,493
------------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets (2)
2000        282,678         143,112        425,790              -          29,842             -         455,632
1999        309,366         139,831        449,197              -          27,109             -         476,306
1998        251,528         115,872        367,400              -          24,038             -         391,438
------------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
2000         13,744           8,081         21,825              -               -             -          21,825
1999         23,526           9,586         33,112              -               -             -          33,112
1998         27,010           9,127         36,137              -               -             -          36,137
------------------------------------------------------------------------------------------------------------------------------------
Depreciation, Depletion and Amortization
2000         16,371           7,083         23,454              -               -             -          23,454
1999         12,988           6,268         19,256              -               -             -          19,256
1998         10,919           5,584         16,503              -               -             -          16,503
------------------------------------------------------------------------------------------------------------------------------------

(1) Included in the 1998 operating profit of the Consumer Products segment is a one-time gain of $3,500,000 relating to the sale of technology. (2) The Specialty Products segment's identifiable assets include equity of investments in affiliates in the amounts of $19,416,000, $20,177,000 and $27,751,000 for
2000, 1999 and 1998, respectively. (3) Corporate assets include excess cash and investments not used for segment operating needs and deferred income taxes. (4) Adjustments reflect reclassification of production planning and logistics administrative costs between gross profit and SG&A expenses, in 1998 the plant shutdown charge, in 1999 the gain on sale of mineral reserves and the impairment and other items charges and in 2000 the Syracuse shutdown and other charges.

Product line net sales data is as follows:
------------------------------------------------------------------------------------------------------------------------------------
           Laundry and     Oral and
            Household      Personal                       Specialty      Animal       Specialty   Unconsolidated
            Cleaners         Care         Deodorizing     Chemicals     Nutrition     Cleaners      Affiliates      Total
------------------------------------------------------------------------------------------------------------------------------------
2000       $308,934        $155,782       $169,403        $110,671       $67,880       $ 8,086       $(25,031)    $795,725
1999        270,112         159,782        157,050         105,499        64,423         9,797        (26,482)     740,181
1998        262,959         160,813        136,429          87,808        53,039        12,605        (20,952)     692,701
------------------------------------------------------------------------------------------------------------------------------------

Geographic Information
Approximately 88% of net sales in 2000, 89% in 1999 and 91% in 1998 were to customers in the United States, and approximately 88% of long-lived assets in 2000, 89% in 1999 and 95% in 1998 were located in the U.S.

Customers
A group of three Consumer Products customers accounted for approximately 21% of consolidated net sales in 2000, including a single customer which accounted for approximately 13%. A group of three customers accounted for approximately 20% of consolidated net sales in 1999 including a single customer which accounted for approximately 12%. This group accounted for 16% in 1998.


17. unaudited quarterly financial information

(In thousands, except for per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                      First               Second              Third             Fourth              Full
                                     Quarter              Quarter            Quarter            Quarter             Year
------------------------------------------------------------------------------------------------------------------------------------
2000
----
Net sales                            $193,939           $202,415            $202,451            $196,920            $795,725
Gross profit                           84,477             89,842              90,144              80,941             345,404
Income (loss) from operations          18,664             19,341              (1,694)             15,850              52,161
Equity in earnings of affiliates          854                324                 855                 978               3,011
Net income (loss)                      11,732             12,375              (1,236)             10,688              33,559
Net income (loss) per share - basic*    $ .30              $ .32              $ (.03)              $ .28               $ .88
Net income (loss) per share - diluted   $ .29              $ .31              $ (.03)              $ .27               $ .84
------------------------------------------------------------------------------------------------------------------------------------
1999
----
Net sales                            $177,116           $189,029            $188,521            $185,515            $740,181
Gross profit                           77,118             83,912              84,974              79,691             325,695
Income from operations                 17,974             14,976              17,563              17,167              67,680
Equity in earnings of affiliates        2,020              1,929               1,372               1,045               6,366
Net income                             12,365             10,456              11,379              11,157              45,357
Net income per share - basic            $ .32              $ .27               $ .29               $ .29               $1.17
Net income per share - diluted          $ .30              $ .26               $ .28               $ .27               $1.11
------------------------------------------------------------------------------------------------------------------------------------
1998
----
Net sales                            $154,024           $175,374            $179,015            $184,288            $692,701
Gross profit                           67,618             78,590              79,163              80,418             305,789
Income from operations                  8,454             11,337              12,021              10,681              42,493
Equity in earnings of affiliates        1,224              1,739               1,207               1,106               5,276
Net income                              5,896              7,873               7,834               8,686              30,289
Net income per share - basic            $ .15              $ .21               $ .20               $ .22               $ .78
Net income per share - diluted          $ .15              $ .19               $ .20               $ .22               $ .76
------------------------------------------------------------------------------------------------------------------------------------
*Sum of quarters does not equal annual amount due to rounding.


independent auditors' report
----------------------------

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Parsippany, New Jersey
February 23, 2001

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Eleven-Year Financial Review
(Dollars in millions, except per share data)

Operating Results                   2000     1999     1998     1997     1996     1995     1994     1993     1992    1991     1990
------------------------------------------------------------------------------------------------------------------------------------
Net sales:
Consumer Products                  $634.1    586.9    560.2    459.0    417.6    380.6    393.0    410.4    409.3   386.1    331.1
Specialty Products                  161.6    153.3    132.5    124.6    119.0    114.4    106.4    104.9     94.7    87.1     86.3
Total                               795.7    740.2    692.7    583.6    536.6    495.0    499.4    515.3    504.0   473.2    417.4
 ....................................................................................................................................
Marketing                          $178.6    176.1    182.2    148.3    136.3    120.0    131.3    126.3    123.0    94.9     71.3
 ....................................................................................................................................
Research & development             $ 19.4     17.9     16.4     15.8     17.8     18.5     20.6     21.2     17.8    13.4     12.3
 ....................................................................................................................................
Income from operations             $ 52.2     67.7     42.5     30.6     27.3      8.4      1.5     35.6     37.7    34.0     28.9
% of sales                           6.6%     9.1%     6.1%     5.2%     5.1%     1.7%      .3%     6.9%     7.5%    7.2%     6.9%
 ....................................................................................................................................
Net income                         $ 33.6     45.4     30.3     24.5     21.2     10.2      6.1     26.3     29.5    26.5     22.5
------------------------------------------------------------------------------------------------------------------------------------
Net income per share - basic       $  .88     1.17      .78      .63      .55      .26      .16      .65      .73     .65      .53
------------------------------------------------------------------------------------------------------------------------------------
Net income per share - diluted     $  .84     1.11      .76      .61      .54      .26      .16      .64      .71     .65      .53
------------------------------------------------------------------------------------------------------------------------------------

Financial Position
------------------------------------------------------------------------------------------------------------------------------------
Total assets                       $455.6    476.3    391.4    351.0    308.0    293.2    294.5    281.7    261.0   244.3    249.2
Total debt                           34.0     84.4     48.8     39.5      7.5     12.5     32.5      9.6      7.7     7.8     31.0
Stockholders' equity                234.7    226.7    194.8    179.3    165.3    153.7    153.9    169.4    159.1   139.2    118.7
 ....................................................................................................................................
Total debt as a %
   of total capitalization            13%      27%      20%      18%       4%       8%      17%       5%       5%      5%      21%
------------------------------------------------------------------------------------------------------------------------------------

Other Data
------------------------------------------------------------------------------------------------------------------------------------
Average common shares
  outstanding-basic (In thousands) 38,321   38,792   38,734   38,922   39,068   39,134   39,412   40,446  40,676   39,662   40,910
 ....................................................................................................................................
Return on average
   stockholders' equity             14.5%    21.5%    16.2%    14.2%    13.3%     6.6%     3.8%    16.0%    19.8%   20.5%    19.5%
Return on average capital           12.7%    17.0%    13.8%    12.8%    12.7%     6.2%     3.6%    15.3%    19.0%   18.5%    15.7%
 ....................................................................................................................................
Cash dividends paid                $ 10.7     10.1      9.3      9.0      8.6      8.6      8.7      8.5      7.7     6.7      6.1
Cash dividends paid
   per common share                $  .28      .26      .24      .23      .22      .22      .22      .21      .19     .17      .15
 ....................................................................................................................................
Stockholders' equity
   per common share                $ 6.12     5.84     5.05     4.62     4.25     3.94     3.94     4.22     3.91    3.43     2.94
 ....................................................................................................................................
Additions to property,
   plant and equipment             $ 21.8     33.1     27.1      9.9      7.1     19.7     28.4     28.8     12.5    19.3     10.0
Depreciation and
   amortization                    $ 23.5     19.3     16.5     14.2     13.6     13.1     11.7     10.6      9.8     9.5      8.9
 ...................................................................................................................................
Employees at year-end               1,439    1,324    1,127    1,137      937      941    1,028    1,096    1,092   1,081      994
Statistics per employee:*
(In thousands)
   Sales                           $  650      643      615      513      573      526      486      470      462     438      420
   Operating earnings                  42       57       38       27       29        9        1       33       35      31       29
-----------------------------------------------------------------------------------------------------------------------------------
*2000 and 1999 results reflect sales and earnings for U.S. operations only.